Exhibit 99.5

BRAGG GAMING GROUP REPORTS RECORD FIRST QUARTER RESULTS

AS REVENUE RISES 36.4% TO €19.4 MILLION (USD $20.5 MILLION)

Revenue Growth Reflects Significant Customer Growth, Market Expansion and Proprietary Games
Development Initiatives

Revenue Shift towards Higher Margin Proprietary Content , iGaming PAM and Managed Services
Driving Significant Improvement in Gross Profit; Gross Profit Rises more than 50% and Gross Profit
Margin Increases Year over Year by 490bps

Adjusted EBITDA Improves more than 26% Year over Year to €3.0 Million (USD $3.2 Million)

Reiterates Full Year 2022 Guidance for Revenue of €68-72 million (USD $72-76 Million) and
Adjusted EBITDA of €9.5-10.5 million (USD $10.0-11.1 Million)

TORONTO, May 11, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, today reported record financial results for the first quarter ended March 31, 2022. The Company also provided an update on its strategic growth initiatives and reiterated its full year 2022 revenue and Adjusted EBITDA guidance.

Summary of Q1 2022 Financial and Operational Highlights

Euros (millions)	Q1 2022		Q1 2021		Change
Revenue	€19.4		€14.2		36.4%
Gross profit	€10.0		€6.6		50.7%
Gross profit margin	51.8%		46.8%		490	bps
Adjusted EBITDA	€3.0		€2.3		26.2%
Adjusted EBITDA margin	15.3%		16.5%		-120	bps
Wagering revenue	€3.8	B	€3.8	B	0.8%

Note: Bragg’s reporting currency is Euros. The exchange rate provided for U.S. dollars is 1.056. Due to fluctuating currency exchange, this rate is provided for convenience only.

Management Commentary

“Our momentum continued in the first quarter as the successful execution of our growth initiatives focused on offering more higher-margin proprietary and third-party exclusive games and our iGaming PAM, combined with ongoing expansion into new regulated iGaming markets, drove strong growth in our operating results,” said Yaniv Spielberg, Chief Strategy Officer for Bragg Gaming. “In the first quarter, we generated quarterly record revenue of EUR €19.4 million (USD $20.5 million), gross profit of EUR €10.0 million (USD $10.6 million), and Adjusted EBITDA of EUR €3.0 million (USD $3.2 million). These record financial results reflect, in part, growing revenue from higher gross margin in-house content and platform revenue which together drove record quarterly gross profit margin of 51.8%, an 80 basis point improvement over our prior gross profit margin record achieved in 4Q 2021. The record quarterly margin supports our confidence that we have the right operating plan in place to achieve our goal of growing gross profit margin to approximately 60% by 2024.

“The benefit of our initiative to offer more new propriety games and exclusive third-party online content is evident in the success of several recently introduced, internally developed games. Our newest games, Gold Party, Egyptian Magic and Fairy Dust, continue to perform well, with attractive, sustained player engagement. Going forward we will continue to execute on our detailed plan to customize many of the proprietary games we introduce, including the more than 35 new titles planned for this year, to address local market player preferences in Europe and North America, which we expect will generate attractive returns on our game development investments. At the same time, we continue to increase our exclusive content licensing agreements with leading game developers. With their strong performance and significantly higher margins compared to our aggregated content, our proprietary and exclusive third-party games initiative positions Bragg for continued revenue growth and the attainment of our margin growth goals.

“We also continue to significantly grow our presence in regulated global iGaming markets. Over the last 16 months, we have gone live with our iGaming content and/or platform in eight regulated European markets, including Portugal and the Czech Republic most recently, and marked our initial entry into the Americas with our content going live last month in Ontario with a Tier 1 operator, as well as the Bahamas late in Q1. We expect to grow our presence in Ontario over the next several months through agreements with additional large, well-known operators. Our total addressable market (“TAM”) is now approximately USD$13.5 billion. We expect this to continue to grow as we go live in Italy and several U.S states later this year. We are on track to complete our acquisition of Spin Games later this month, upon receipt of the remaining required regulatory approval. Reflecting the substantial progress with our integration of Spin Games’ technology platform with our ORYX platform, our already completed submissions of these integrations for certification by various U.S. gaming laboratories, and Spin Games’ existing relationships with more than 30 U.S. iGaming operators, we expect to introduce our iGaming content in regulated U.S. markets very quickly following the close of the acquisition. Our content offerings and platform capabilities offer compelling solutions for operators and engaging iGaming content for players and are helping to drive our strong performance in the Netherlands since we went live there in late in 2021, as well as in other newer markets. As we further expand the markets we address, we expect to leverage our expertise and product and technology advantages to drive continued growth.”

Mr. Spielberg concluded, “We are off to a strong start to the year and while we are reiterating our guidance for 2022 full year revenue of EUR €68-72 million (USD $72-76 million) and Adjusted EBITDA of EUR €9.5-10.5 million (USD $10.0-11.1 million) given it is still very early in the year, we believe our continuing business momentum positions Bragg for the potential of another strong year of outperformance relative to this outlook. Finally, our attractive business model provides us with the flexibility to fund our aggressive new market expansion and proprietary game development growth initiatives through organic cash flow growth, which will support our goal of delivering new near- and long-term shareholder value.”

First Quarter 2022 Financial Results and other Key Metrics Highlights

•	Revenue increased by 36.4% to EUR €19.4 million (USD $20.5 million) in Q1 2022 compared to EUR €14.2 million (USD $15.0 million) in Q1 2021.
•	Wagering revenue generated by customers of EUR €3.8 billion (USD $4.0 billion) was in line with wagering revenue generated by customers of EUR €3.8 billion (USD $4.0 billion) in Q1 2021. Wagering revenue in Q1 2022 reflects changes in product mix towards PAM, managed services and proprietary content, which drove improved gross profit and Adjusted EBITDA.
•	Gross profit increased 50.7% to EUR €10.0 million (USD $10.6 million) from EUR €6.6 million (USD $7.0 million) in Q1 2021, reflecting higher revenue and a 490-basis point year over year margin improvement to 51.8%.
○	The margin expansion is primarily the result of the continued shift towards a higher proportion of revenues from iGaming and turnkey services, which have lower associated cost of sales when compared to games and content. The higher mix of iGaming revenues includes an increase in revenues from proprietary games which have no cost of sales.

•	Net loss for the period was EUR €0.7 million (USD $0.7 million), a decline from a net loss of EUR €1.1 million (USD $1.2 million) in Q1 2021, primarily due to higher gross profit and lower transactional costs, partially offset by an incremental increase in employee costs, professional fees, sales and marketing expense, and higher depreciation and amortization.
•	Adjusted EBITDA was EUR €3.0 million (USD $3.2 million), an increase of 26.2% compared to EUR €2.3 million (USD $2.4 million) in Q1 2021. Adjusted EBITDA margin decreased by 120 basis points to 15.3%, reflecting the Company’s higher investments in software development, product, and senior management functions to execute the growth initiatives implemented in mid-2021. The Adjusted EBITDA margin increased on a quarterly sequential basis by 550 basis points.
•	Cash and cash equivalents as of March 31, 2022 was EUR €18.4 million (USD $19.4 million).

Reiterates Full Year 2022 Revenue and Adjusted EBITDA Guidance

Bragg today reiterated its outlook for 2022 full year expected revenue of EUR €68-72 million (USD $72-76 million) and Adjusted EBITDA of EUR €9.5-10.5 million (USD $10.0-11.1 million). The midpoints of the 2022 revenue and Adjusted EBITDA guidance ranges represent growth of 20% and 39%, respectively, over the reported full year 2021 revenue and Adjusted EBITDA.

Investor Conference Call

The Company will host a conference call today, May 11, 2022, at 8:00 a.m. Eastern Time, to discuss its first quarter 2022 results. During the call, management will review a presentation that will be made available to download or follow as a webcast at http://www.bragg.games/investors.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

Conference ID: 2522980

Or join the webcast at http://www.bragg.games/investors under the Media section.

A replay of the call will be available until May 22, 2022 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2021 and 2022, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions, including the acquisition of Wild Streak and Spin; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of COVID-19 on the business of the Company; the closing of the acquisition of Spin; the integration of Wild Streak; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of Nasdaq; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; the risks associated with the completion of the acquisition of Spin and ability to satisfy closing conditions; risks associated with the integration of Wild Streak; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the increased costs associated with meeting the minimum listing requirements on Nasdaq; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases, such as the current outbreak of COVID-19. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended March 31, 2022.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	Three Months Ended March 31,
EUR 000	2022	2021
Revenue	19,360	14,196
Cost of revenue	(9,340)	(7,547)

Gross Profit	10,020	6,649
Selling, general and administrative expenses	(10,285)	(7,154)
Gain on remeasurement of consideration receivable	37	6

Operating Loss	(228)	(499)
Net interest expense and other financing charges	(67)	(68)

Loss Before Income Taxes	(295)	(567)
Income taxes	(425)	(507)

Net Loss	(720)	(1,074)
Items to be reclassified to net loss:
Cumulative translation adjustment - continuing operations	584	1,125

Net Comprehensive Income (Loss)	(136)	51

Basic and Diluted Loss Per Share	(0.04)	(0.06)

	Millions	Millions
Weighted average number of shares - basic and diluted	20.0	18.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	March 31,	December 31,
EUR 000	2022	2021
Cash and cash equivalents	18,412	16,006
Trade and other receivables	9,233	8,454
Prepaid expenses and other assets	2,763	2,442
Consideration receivable	2	56

Total Current Assets	30,410	26,958
Property and equipment	296	252
Right-of-use assets	559	579
Intangible assets	30,891	30,845
Goodwill	24,728	24,728
Other assets	30	28

Total Assets	86,914	83,390

Trade payables and other liabilities	16,380	14,357
Deferred revenue	150	27
Income taxes payable	1,060	784
Lease obligations on right of use assets - current	169	149

Total Current Liabilities	17,759	15,317
Deferred income tax liabilities	1,187	1,243
Non-current lease obligations on right of use assets	424	451
Other non-current liabilities	184	184

Total Liabilities	19,554	17,195

Share capital	101,693	100,285
Broker warrants	38	38
Shares to be issued	13,746	13,746
Contributed surplus	18,278	18,385
Deficit	(69,463)	(68,743)
Accumulated other comprehensive income	3,068	2,484

Total Equity	67,360	66,195

Total Liabilities and Equity	86,914	83,390

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
EUR 000	2022	2021
Revenue	19,360	14,196
Operating loss	(228)	(499)
EBITDA	1,348	337
Adjusted EBITDA	2,955	2,342